[Letterhead]

September 27, 2007

Mr. John F. Reynolds
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

  Re:
  Hicks Acquisition Company I, Inc.
  Registration Statement on Form S-1, File No. 333-143747

Dear Mr. Reynolds:

        On behalf of Hicks Acquisition Company I, Inc. (the "Company"), we respond as follows to the Staff's comment letter, dated September 26, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement ("Amendment No. 4"), a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 4 to Cathey Baker.

        Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

General

  1.
  We note the deletion of the disclosure on page 17 of amendment one that, "We have not engaged any such third parties or asked for or obtained any such waiver agreements at this time." Please disclose whether any waiver agreements have been entered into. In addition, we note that Mr. Hicks, the company's chairman, has agreed to indemnify the trust against claims of various vendors. Please clarify throughout the document, as appropriate, the obligation of the company to bring a claim against Mr. Hicks to enforce his liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

  The phrase was deleted because the Company has been in the process of seeking waivers of such claims from certain vendors, such as the financial printer being used by the Company for this offering. The Company is currently not party to any waiver agreements. The Company believes that it has an obligation to bring such claim and that its board of directors would have a fiduciary duty to seek enforcement of such claims. It has revised Amendment No. 4 on pages 21, 31, 63 and 70 to disclose the Company's obligation to seek enforcement of Mr. Hicks' liability obligation.

590 Madison Avenue / New York, New York 10022-2524 / 212.872.1000 / fax: 212.872.1002 / akingump.com

Risk Factors, page 27

  2.
  We note your first full risk factor on page 42 in regards to your sponsor controlling the company and influencing certain actions requiring a stockholder vote. Please disclose whether the sponsor, or officers and directors, intend to purchase additional units or shares of common stock from the company in the offering or later private placements, besides the co-investment units, or from persons in the open market or private transactions. If the sponsor, or officers and directors, do intend to make purchases, please discuss how the purchases may impact their ability to determine the outcome of matters requiring stockholder approval, such as a business combination. If the sponsor, or officers and directors, do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases, such as whether to influence the shareholder vote to approve a business combination. We may have further comment.

  The Company notes the Staff's comment and has revised the disclosure on page 42 to include the requested information. Neither the sponsor, or to the Company's knowledge, any officer or director of the Company, has any current intent to purchase additional securities, other than as disclosed in the Registration Statement. As is currently disclosed in the Registration Statement, in the event that the Company's initial stockholders purchase any additional shares of the Company's common stock, they will vote any such shares acquired by them in favor of the Company's initial business combination and in favor of an amendment to its amended and restated certificate of incorporation to provide for its perpetual existence in connection with a vote to approve the initial business combination. Furthermore, in the event that any of the Company's officers acquire shares of our common stock, the Company anticipates that they would vote such shares in favor or our initial business combination. Thus, additional purchases of shares of the Company's common stock held by the initial stockholders or the Company's officers or directors would likely allow them to exert additional influence over the approval of our initial business combination. The factors that would be considered in making such additional purchases would include consideration of the current trading price of the Company's common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

  3.
  We note the additional disclosure on page 56 that, "If the underwriters' over-allotment option is exercised in full, the amount of interest income we may withdraw will be increased to $5.5 million." Please discuss why the amount of interest to be withdrawn could increase. Does the company expect the expenses to increase? Also discuss the reasons why the amount of interest to be withdrawn would increase proportionately to an increase in the size of the offering. Also revise the use of proceeds section accordingly.

  The Company will use any such proportionate increase in interest income to cover its working capital expenses. While the Company currently does not know what its future working capital expenses will be, it believes that any additional interest income released would facilitate its ability to finance the exploration and consideration of a greater number of potential acquisition targets. The Company has revised the "Use of Proceeds" section on page 49 of Amendment No. 4 to disclose the proportionate increase in the amount of interest to be withdrawn from the trust account in the event the underwriters' exercise their over-allotment option in full.

Source of target businesses, page 63

  4.
  We note that you will not pay your sponsor, or any officers or directors, or any entity in which they are affiliated, any finder's fees or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder's fees or consulting fees to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management's pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

  None of the Company's sponsor, officers, directors or any affiliates of the foregoing will be allowed to receive any compensation, finder's fees or consulting fees from a prospective acquisition target in connection with a contemplated acquisition of such target by the Company. Although, as disclosed, some of the Company's officers and directors may enter into employment or consulting agreements with the target business following the business combination, the presence or absence of any such arrangements will not be used as a criteria in the Company's selection process of an acquisition candidate. The Company has revised the disclosure on page 63 to include a discussion of this policy.

Fair market value of target business or businesses, page 65

  5.
  Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

  The Company intends to attempt to have any fairness opinion would provide that the Company's stockholders would be entitled to rely upon such opinion. The willingness of an investment banking firm to provide for stockholder reliance on the fairness opinion will be a factor considered by the Company in selecting an investment banking firm for the opinion. The Company has revised page 65 of Amendment No. 4 to include disclosure to that effect.

Description of Securities, page 96

  6.
  We note the additional disclosure on page 96 that, "For a complete description you should refer to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law." As the exhibits are not provided to the shareholders, please revise to the extent necessary to summarize all of the material provisions of the restated certificate of incorporation and bylaws, and revise the statement above to clarify that all such material provisions are described without incorporating by reference or referring to the underlying documents.

  The Company notes the Staff's comment and has deleted the sentence that was the subject of the comment.

Financial Statements

Notes to the Financial Statements

Note 4—Note Payable to Affiliate and Related Party Transactions, F-10

  7.
  Considering the private placement sponsor warrants will be sold to an entity which is beneficially owned by your founder, former Chief Executive Officer and Chairman of the Board, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

  The Company has determined, based on an analysis of recent market values of warrants of similar companies, that the purchase price of the private placement warrants is equal to their fair value, and as such, no compensation expense should be recognized. As a result, other than certain additional language included in Note 4 to the financial statements, the Company does not believe that any additional disclosure is necessary.

Part II—Exhibits

  8.
  We note your response to comment four of our letter dated August 16, 2007 in which we requested executed copies of agreements such as Exhibits 10.9, form of sponsor warrants purchase agreement and 10.10, form of co-investment securities purchase agreement. In your response, you state that, "The remaining agreements have been filed as "form of" since they will be executed upon consummation of the offering." We note that these agreements in amendment three are still listed as "form of" agreements. Please address the following:

  •
  We note that the company has only filed non-executed forms of the sponsor warrants purchase agreement and the co-investment securities purchase agreement. Please advise us why the company has not filed executed copies of these agreements if such agreements have been entered into.

  •
  Clearly indicate in the "Recent sales of unregistered securities" section, whether these agreements have been entered into. If they haven't, please explain how these purchases constitute completed private placements.

  •
  Reconcile your response as necessary with the disclosure in the "Recent sale of unregistered securities" section that "[p]ursuant to a written purchase agreement between us and Mr. Hicks, Mr. Hicks has committed to purchase... 2,000,000 units [the co-investment units]."

    We may have further comment.

  The Company notes the Staff's comment and has filed executed copies of Exhibits 10.2, 10.6, 10.9 and 10.10.

Form of Warrant Agreement, Exhibit 4.4

  9.
  We note you plan to classify the warrants as equity upon issuance. In order to justify equity classification of the warrants issued in the Unit Offering, the underlying agreement must state unequivocally that in no event will you be required to net cash settle the warrants. Please advise or revise.

  The Company notes the Staff's comment and, consistent with the disclosure in the Registration Statement, has revised both Exhibit 4.3 (Specimen Warrant Certificate) and Exhibit 4.4 (Form of Warrant Agreement) to provide that in no event will the Company settle the warrants on a net cash basis.

Sincerely,
/s/ BRUCE S. MENDELSOHN
Bruce S. Mendelsohn
cc: Joseph B. Armes